SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

CHINA SUNERGY CO., LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

By:	/s/ Ruennsheng Allen Wang
Name:	Ruennsheng Allen Wang
Title:	Chief Executive Officer

Date: August 25, 2008

Exhibit 99.1

For Immediate Release

CHINA SUNERGY ANNOUNCES FINANCIAL RESULTS FOR THE SECOND QUARTER 2008

Second Quarter Revenues of US$111.6 million, up 44.9% from the Previous Quarter; Shipments Amounting to 35.0MW; Net income US$3.1million; Net Operating Cash Inflow of US$27.4 million

Nanjing, China – August 22nd, 2008 – China Sunergy Co., Ltd. (Nasdaq: CSUN), (“China Sunergy” or the “Company”) a specialized solar cell manufacturer based in Nanjing, China, announced today its financial results for the second quarter of 2008.

Second Quarter Financial Results

•

Revenues were US$111.6 million, representing a 98.6% and 44.9% increase compared to the second quarter of 2007 and the first quarter of 2008, respectively; revenues generated from solar cell sales were US$104.4 million, representing a 160.2% and 39.3% increase compared to the second quarter of 2007 and the first quarter of 2008, respectively.

•

Gross profit was US$11.6 million compared to US$2.8 million and US$7.1 million during the second quarter of 2007 and the first quarter of 2008, respectively. Gross margin was 10.4%, compared to 4.9% and 9.2% during the second quarter of 2007 and the first quarter of 2008, respectively.

•	Quarterly net income was US$3.1 million, compared to net loss of US$3.5 million and a net income of US$0.5 million in the second quarter of 2007 and the first quarter of 2008, respectively.

•

Basic and diluted net earnings attributable to holders of ordinary shares were US$0.08 per ADS compared to a net loss of US$0.14 and a net income of US$0.01 per ADS in the second quarter of 2007 and the first quarter of 2008, respectively.

Commenting on the financial results, Dr. Allen Wang, CEO of China Sunergy, said:

“I am pleased to report another quarter during which we have grown revenues, improved margins and strengthened our balance sheet. The important steps we have taken over the past year to improve operational efficiency and develop market leading products are beginning to show genuine improvements to our bottom line and this gives me confidence that we are better positioned than ever for future growth.”

Second Quarter and Recent Operational Highlights

•

Quarterly production of 32.8 megawatts (“MW”) of solar cells represented a 62.7% increase on a year-over-year basis and a 44.7% increase sequentially. Production returned to normal in Q2 without any interruption like the snow storm in Q1.

•	Shipments of solar power products amounted to approximately 35.0 MW, representing a 121.5% increase on a year-over-year basis and a 45.8% increase sequentially.

•

Shipments of high efficiency cells during the second quarter of 2008 amounted to 11.4MW, or 36.8% of total core cell shipments, up from 9.1 MW, or 39% of total core cell shipments, during the first quarter of 2008.

•	Average selective emitter (SE) cell conversion efficiency was 17.2% in the second quarter 2008 and the maximum conversion efficiency achieved during the quarter was 18.8%.

•

Successfully completed the conversion of the remaining two P-type lines to high efficiency (“HP”) lines in the middle of June, taking the total number of HP lines to four. Cells produced on these HP lines achieved an average conversion efficiency rate of around 16.7%.

•

The Company entered into a supply agreement with a European wafer provider “REC Wafer” for a high quality supply of mono-crystalline 156-millimeter wafers for seven years from 2009 through to 2015. This contract will cover approximately 20% of 2009 production requirements at a price that is a heavy discount to the Q3 2008 spot price.

•	Operating cash flow continued to be positive. The inflow in Q2 was US$27.4 million as a result of continuous enforcement of restrictive cash management policies.

•	The Company raised gross proceeds of US$54.5 million through issuance of senior convertible notes on July 1, 2008.

“Although we managed to improve margins during the first half of the year, we still face a number of potential challenges in the second half, in particular wafer costs and wafer quality.” added Dr. Wang. “Despite these challenges I am confident that our improving supply pipeline, declining wafer costs, and higher conversion efficiencies, will strengthen our gross margin from the end of this year and into 2009.

Technological Developments

During the quarter the Company continued to make progress with the production and development of its high-efficiency cells.

The Company completed the upgrade of its current P-type cell production facilities and converted all existing mono-crystalline P-type lines to HP lines. China Sunergy now has a total of four HP lines in operation and maintains one multi-crystalline P type line to cater to current client requirements.

The installation of new selective emitter (“SE”) cell production lines is scheduled to be completed sometime during the fourth quarter which will bring the total number of SE lines in production to five by the end of 2008. It should be noted that given any specific quality of wafer not only do SE cells generally achieve higher conversion efficiencies than P and HP-type cells, but they also display greater wafer quality tolerance and are therefore able to do so when poorer quality wafers are used during production.

Steady progress continues to be made towards the development of new forms of high efficiency cells, in particular, N-type cells, and the planned R&D center in Shanghai remains scheduled to be completed some time during the first half of 2009.

Second Quarter 2008 Financial and Business Review

Revenues, shipment and production

During the second quarter of 2008, revenues increased 98.6% on a year-over-year basis, and 44.9% sequentially to US$111.6 million.

Sales from solar cells, modules and processed cells under OEM arrangements and other sales accounted for 93.5%, 3.8%, 1.9% and 0.8% of total revenues, respectively. Shipments, including 1.0MW for module sales and 3.0MW of solar cells processed under OEM arrangements, amounted to approximately 35.0 MW, compared to 15.8 MW during the second quarter of 2007 and 24.0 MW during the first quarter of 2008.

Revenues and Shipment Comparison between Q2 2008 and Q1 2008

	Q2 2008		Q1 2008
	Volume*	Value (US$mm)	Volume*	Value (US$mm)
Solar cell sales	31.0	104.4	23.2	75.0
Module sales	1.0	4.2	0.4	1.6
OEM	3.0	2.2	0.4	0.2
Other sales		0.84		0.2

*	All volumes are expressed in MW.

During the second quarter of 2008, the Company increased its quarter-on-quarter sales of solar cell products by 39.3% as compared to the previous quarter. The percentage of solar cell sales in overseas markets of total solar cell sales was 39.5% in the second quarter of 2008 compared to 29.4% and 37.4% in the second quarter of 2007 and the first quarter of 2008, respectively.

Of the 31.0 MW of solar cells shipped during the second quarter, 11.4 MW were in the form of high efficiency cells (which we define as any cells with a conversion efficiency rate of 17% and above).

Gross profit, gross margins and average selling price (“ASP”)

Gross profit for the quarter was US$11.6 million, which led to a blended gross margin of 10.4%, up from 9.2% in the previous quarter, as a result of the gross margin contribution from higher ASP resulting from the shipment of a greater volume of high efficiency cell products. Despite lower overall wafer quality dragging down average conversion efficiency, sequential increase in gross margin on solar cell sales from 8.8% to 9.2% was mainly attributable to higher ASP as a result of increased shipments of high efficiency cells and stronger product demand from customers.

Margin Breakdown

	Gross margin
	Q2 2008	Q1 2008
Solar cell sales	9.2%	8.8%
Module sales	12.4%	11.7%
OEM	63.2%	65.1%
Other sales	19.9%	90.3%

Blended	10.4%	9.2%

Blended ASP for the second quarter of 2008 rose from US$3.23 per watt in the previous quarter to US$3.37 per watt due to a greater portion of high efficiency cells, strong product demand and particularly the strengthening of the Renminbi against U.S. dollar. The blended ASP for the second quarter of 2007 was US$2.82.

Wafer costs

Wafer costs continued to account for a large proportion of overall manufacturing costs. In the second quarter of 2008, wafer costs rose to US$2.79 per watt compared to US$2.35 and US$2.64 per watt in the second quarter of 2007 and the first quarter of 2008, mainly due to the strengthening of the Renminbi against the U.S. dollar and an increase in the average cost per wafer in Renminbi terms.

Wafer costs per watt as a percentage of total production costs per watt increased from 88.4% in the second quarter of 2007 and 90.3% in the first quarter of 2008 to 91.2% in the second quarter of 2008. Other production costs, which mainly consisted of other raw materials, labor, depreciation and utilities, were US$0.27 per watt compared to US$0.28 in the first quarter of 2008 as a result of economies of scale achieved through higher production levels during the second.

SG&A, operating profit and net income

Our SG&A expenses in the second quarter of 2008 were US$5.1 million, compared to US$3.0 million in the second quarter of 2007 and US$4.4 million sequentially mainly as a result of an increase in share based compensation charges, salary and depreciation in the US dollar against the Renminbi.

Due primarily to higher gross margin, the Company made an operating profit of US$6.0 million. This compares to an operating loss of US$1.6 million and an operating profit of US$2.2 million for the second quarter of 2007 and the first quarter of 2008, respectively.

With a higher gross margin, the Company improved its net income to US$3.1 million in the second quarter of 2008 compared to a net income of US$0.5 million in the previous quarter and a net loss of US$3.5 million in the second quarter of 2007.

Balance sheet and cash flow

As of June 30, 2008, the Company had cash and cash equivalents of US$124.1 million. Net operating cash inflow for the second quarter was US$27.4 million, mainly due to continuous enforcement of restrictive cash management policies. In the second quarter of 2008, depreciation was US$1.3 million and capital expenditures were US$14.5 million. The capital expenditures were related to prepayments made for equipment relating to the expansion of our selective emitter cell lines.

Commenting on the financial results, Kenneth Luk, CFO of China Sunergy, said:

“We are now in a far more stable financial position and are better placed to secure long-term supply agreements, to expand production, and to fund R&D enhancement in a cost effective manner. Our contract with REC will help us to reduce overall wafer costs from 2009, we remain cautious about the overall market outlook for wafer prices in the second half of this year. However, the expected increase in high efficiency cell production will enable us to at least partially offset any increase in wafer cost”.

Outlook

All of the four new production lines are expected to be in mass production sometime in the fourth quarter of 2008 despite some possible delays in electricity supply and equipment delivery. This will bring our total capacity to 320 MW by the end of the year assuming the use of 156-millimeter mono-crystalline silicon wafers.

The Company maintains its full year 2008 production target at 125-145 MW, with approximately 55 to 75 MW expected to come from high efficiency cell products.

Taking into account the increased wafer costs for Q3 as well as the uncertainties in terms of wafer quality and foreign exchange fluctuation, the Company believes its gross margin for the third quarter will be between 9.0% and 11.0%, and production volume in the range of 35-37MW. Blended ASP is expected to be approximately US$3.40 – US$3.50 per/watt.

For 2009, the Company is working on a plan to support a production target of 220-250MW including 20-25% from OEM business. Gross margin should strengthen from early 2009 as a result of better terms from suppliers, improved operational and production efficiencies, and the expected decline in wafer costs more than offsetting any potential ASP weakness.

Recent Management Updates

During the quarter, China Sunergy announced a further addition to the Company’s board of directors. Ms. Merry Tang joined as a new independent director and brings 15 years of accounting and finance experience. Ms. Tang succeeded Mr. Alan Smith as Chairman of the Audit Committee effective July 1. Ms. Jian Li, 55, has become Chairman of the Compensation Committee and Mr. Wenze Weng, 66, is now Chairman of the Nominating Committee.

Quarterly Earnings Conference Call Details

China Sunergy’s management team will host a conference call to discuss results for the second quarter ended June 30, 2008 on Friday 22nd August at 5:00 am (US Pacific Time)/8:00 am (US Eastern Time)/8:00 pm (Beijing/Hong Kong Time). A live audio webcast of the conference call will be available on China Sunergy’s website at www.chinasunergy.com. To listen to the conference call, please use the dial in numbers below:

Dial-in numbers and pass code:

    U.S toll free number: +1.800.510.9691

    International: +1.617.614.3453

    Passcode: 19724067

For those who cannot access the live broadcast, a replay will be available online from two hours after the end of the call until September 5, 2008. Please dial:

U.S toll free number: +1-888-286-8010

International: +1-617-801-6888

Passcode: 16995157

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy”) is a leading manufacturer of solar cell products in China as measured by production capacity. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit www.chinasunergy.com.

For further information contact:

Financial Dynamics

Julian Wilson: julian.wilson@fd.com

Phone: + (86) 10-8591-1951

Peter Schmidt: peter.schmidt@fd.com

Phone: + (86) 10-8591-1953

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the company’s ability to raise additional capital to finance the company's activities; the effectiveness, profitability, and the marketability of its products; the Company’s plan to expand and enhance its production facilities; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

China Sunergy Co., Ltd.

Unaudited Condensed Consolidated Income Statement Information

(In US$ ’000, except share and per share data)

	For the 3 months ended
	Jun 30, 2008	Mar 31, 2008	Jun 30, 2007

Net sales	111,637	77,040	56,220
Cost of goods sold	(100,018)	(69,936)	(53,452)

Gross profit	11,619	7,104	2,768

Operating expenses:
Selling expenses	(835)	(617)	(418)
General and administrative expenses	(4,223)	(3,798)	(2,583)
Research and development expenses	(547)	(506)	(1,365)

Total operating expenses	(5,605)	(4,921)	(4,366)

Income/(Loss) from operations	6,014	2,183	(1,598)
Interest expense	(1,686)	(1,874)	(1,897)
Interest income	367	394	503
Other income/(expenses), net	(1,205)	201	(640)

Income/(Loss) before income tax	3,490	904	(3,632)
Income tax (expense) benefit	(433)	(359)	89

Net income/(loss)	3,057	545	(3,543)
Dividend on Series A redeemable convertible preferred shares			(57)
Dividend on Series B redeemable convertible preferred shares			(121)
Dividend on Series C redeemable convertible preferred shares			(86)

Net income/(loss) attributable to ordinary shareholders	3,057	545	(3,807)

Net income/(loss) per ADS
Basic	$0.08	$0.01	$(0.14)
Diluted	$0.08	$0.01	$(0.14)

Weighted average ADS outstanding
Basic	39,617,393	39,603,782	26,908,246
Diluted	39,893,320	39,761,711	26,908,246

China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$ ’000, except share and per share data)

	Jun 30, 2008	Dec 31, 2007
Assets
Current Assets
Cash and cash equivalents	124,066	60,458
Restricted cash	29,392	23,473
Accounts Receivable (net)	5,787	26,817
Other receivable (net)	16,438	16,316
Inventories	41,858	56,092
Advance to suppliers	38,591	79,912
Amount due from related companies	3,913	2,112
Current deferred tax assets	—	527

Total current assets	260,045	265,707
Property, plant and equipment, net	83,511	52,929
Land use rights	2,156	2,179
Deferred tax assets	693	329

Total assets	346,405	321,144

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	123,194	121,841
Accounts payable	11,016	7,157
Accrued expenses and other current liabilities	3,722	2,344
Advance from customers	6,971	4,893
Amount due to related companies	894	8
Income tax payable	153	—

Total current liabilities	145,950	136,243
Other liabilities	1,008	1,053

Total liabilities	146,958	137,296

Minority Interest	299	—

Shareholders’ equity

Ordinary shares: US$0.0001 par value; 237,704,357 and 237,332,777 shares issued outstanding as of June 30, 2008 and December 31, 2007, respectively	24	24
Additional paid-in capital	180,512	178,361
Subscription receivable	(445)	—
Retained deficit	(1,253)	(4,855)
Accumulated other comprehensive income	20,310	10,318

Total shareholders’ equity	199,148	183,848

Total liabilities and shareholders’ equity	346,405	321,144